SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

ULTRA CLEAN HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK, $0.001 par value
(Title of Class of Securities)

90385V 10 7
(CUSIP Number)

Leonid Mezhvinsky c/o Ultra Clean Holdings, Inc. 150 Independence Drive Menlo Park, CA 94025
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

_________________________
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 90385v 10 7	13D	Page 2 of 5 Pages

1
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Leonid and Inna Mezhvinsky as trustees of the Revocable Trust Agreement of Leonid Mezhvinsky and Inna Mezhvinsky dated April 26, 1988

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,013,390(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,013,390(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,013,390(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON OO

(1) Includes 160,000 shares held by the Leonid and Inna Mezhvinsky Charitable Remainder Trust (“CRT”), of which Leonid and Inna Mezhvinsky are the trustees and therefore the entities may be deemed to have common beneficial ownership.

CUSIP No. 90385v 10 7	13D	Page 3 of 5 Pages

This Schedule 13D/A is being filed on behalf of Leonid and Inna Mezhvinsky as trustees of the Revocable Trust Agreement of Leonid Mezhvinsky and Inna Mezhvinsky dated April 26, 1988 (the “Mezhvinsky Living Trust”) to amend the Schedule 13D filed on  behalf of the Mezhvinsky Living Trust, Francisco Partners GP LLC, Francisco Partners, L.P. and FP-Ultra Clean, L.L.C. (together with Francisco Partners GP, LLC and Francisco Partners, L.P., “FP”) ; Victor Mezhvinsky as trustee of the Joshua Mezhvinsky 2004 Irrevocable Trust Under Agreement dated June 4, 2004 (the “Joshua Trust”); David Hongyu Wu and Winnie Wei Zhen Wu, as trustees of the Chen Minors Irrevocable Trust (the “Chen Minors Trust”); Joe Chen and Jenny Chen as trustees of the Joe Chen and Jenny Chen Revocable Trust dated 2002 (the “Chen Revocable Trust”); Victor Mezhvinsky; and Frank Moreman (other than the Mezhvinsky Living Trust, FP, together with the Joshua Trust, the Chen Minors Trust, the Chen Revocable Trust and Victor Mezhvinsky, the “Other Shareholders”) with respect to the shares of common stock, par value $.001 of Ultra Clean Holdings, Inc. (the “Common Stock”).  All information in this Schedule 13D/A concerning any reporting person is being supplied solely by such reporting person, and only such reporting person shall be deemed responsible for the accuracy of such information.  The shares reported herein do not reflect any shares held by the Other Shareholders because the Stockholders’ Agreement previously described in the statement on Schedule 13D to which this amended Schedule 13D relates has been terminated and the Other Shareholders and the Mezhvinsky Living Trust no longer constitute a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934.

Item 1.  Security and Issuer.

This statement on Schedule 13D/A relates to the shares of Common Stock of Ultra Clean Holdings, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 150 Independence Drive, Menlo Park, California 94025.

Item 2.  Identity and Background.

(a)    This statement is being filed by the reporting person.

(b)    The principal addresses of the reporting person is:

Leonid and Inna Mezhvinsky Living Trust
10 Hampton Court
Hillsborough, CA 94010

(c)    During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)    During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(e)    The reporting person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

The Mezhvinsky Living Trust acquired the shares of Common Stock as partial consideration for the acquisition by Issuer, pursuant to the Agreement and Plan of Merger and Reorganization dated as of June 29, 2006 (the “Merger Agreement”) among Sieger Engineering, Inc., Leonid Mezhvinsky, Bob Acquisition Inc., Pete Acquisition LLC, the Mezhvinsky Living Trust, the Chen Revocable Trust, Victor Mezhvinsky, the Joshua Trust, the Chen Minors Trust, Frank Moreman and Leonid Mezhvinsky as Sellers’ Agent, of all the outstanding shares of Sieger Engineering, Inc. (the “Merger”), including pursuant to an additional distribution on November 29, 2006 pursuant to the terms of the Merger Agreement.  The Mezhinvsky Living Trust transferred 200,000 shares to the CRT.

CUSIP No. 90385v 10 7	13D	Page 4 of 5 Pages

Item 4.  Purpose of Transaction.

From October 1 through October 4, 2007, The Mezhvinsky Living Trust sold 350,000 shares of Common Stock pursuant to a Rule 10b5-1 plan.  From October 2 through October 16, 2007, the CRT sold 30,000 shares of Common Stock pursuant to a Rule 10b5-1 plan.  Such entities may, from time to time and subject to the Lockup Agreement described in the statement on Schedule 13D to which this amended Schedule 13D relates and to the Rule 10b5-1 plans, increase, reduce or dispose of its investment in the Issuer, depending on general economic conditions, economic conditions in the markets in which the Issuer operates, the market price securities of the Issuer, the availability of funds, borrowing costs, other opportunities available and other considerations.

Except as set forth in this Item 4, the reporting person has no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) Following its sales on October 1, October 2, October 3 and October 4, 2007 of an aggregate of 350,000 shares of Common Stock, The Mezhvinsky Living Trust holds 883,390 shares, and following its sales on October 2, October 9 and October 16, 2007 of 30,000 shares, the CRT holds 130,000 shares.  Collectively, such 1,013,390 shares constitute approximately 4.8% of the issued and outstanding shares of Common Stock based on the number of shares of Common Stock outstanding as of September, 2007.

(b) The reporting persons, as trustees of the Mezhvinsky Living Trust and of the CRT, may be deemed to have sole voting and dispositive power with respect to 1,013,390 shares.

(c) Other than the sales described in section (a) above, there have been no transactions with respect to the Common Stock effected during the past 60 days by The Mezhvinsky Living Trust or the CRT.

(d) Not applicable.

(e) The reporting persons ceased to be the beneficial owner of more than 5% of shares of Common Stock on October 4, 2007.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See description in statement on Schedule 13D.

Item 7.  Material to be Filed as Exhibits.

See description in statement on Schedule 13D.

CUSIP No. 90385v 10 7	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 31, 2007
Date

/s/ Leonid Mezhvinsky
Signature

Leonid Mezhvinsky, Trustee
(Name/Title)

October 31, 2007
Date

/s/ Inna Mezhvinsky
Signature

Inna Mezhvinsky, Trustee
(Name/Title)